UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-36433

GasLog Partners LP

(Translation of registrant’s name into English)

c/o GasLog LNG Services Ltd.

69 Akti Miaouli, 18537

Piraeus, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

The press release issued by GasLog Partners LP on October 23, 2026 relating to its results for the three-month period ended September 30, 2026 is attached hereto as Exhibit 99.1.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release of GasLog Partners LP dated October 23, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2026

GASLOG PARTNERS LP

	by	/s/ Paolo Enoizi
		Name:	Paolo Enoizi
		Title:	Chief Executive Officer